June 6, 2019

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp. Registration Statement on Form N-2 Post-Effective Amendment No. 1 Filed April 5, 2019 File No. 333-227605

Dear Mr. O’Connor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) received by telephone on April 24, 2019, relating to Post-Effective Amendment No. 1 to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on April 5, 2019.

Simultaneously herewith, GECC has filed Post-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

Capitalization, Page 51

1.    We note that certain amounts included in the capitalization table may need to be updated to reflect GECC’s capitalization as of December 31, 2018. In particular, the capitalization table should give effect to the increased estimated offering expenses payable by GECC in connection with the notes issuance. Please revise the table as necessary.

RESPONSE: In response to the Staff’s comment, GECC has revised the capitalization table on page 51 of the Amended Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Operations, Page F-4

2.    We note that “Investment Income” for the year ended December 31, 2018 includes interest income from affiliated investments in the form of PIK interest. However, the Consolidated Schedule of Investments as of December 31, 2018 does not reflect that any affiliated investments pay PIK interest. In future filings, please revise the disclosure to more clearly reflect which, if any, affiliated investments pay PIK interest.

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Consolidated Financial Statements included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2019 (the “10-Q”), and will continue to present such revised disclosure in filings of future financial statements.

U.S. Securities and Exchange Commission

Division of Investment Management

June 6, 2019

Consolidated Statements of Changes in Net Assets, Page F-5

3.    Consistent with the SEC’s Disclosure Update and Simplification amendments (“DUSTR”), we note that GECC has provided modified disclosure, including with respect to the components of “Distributions to stockholders” in the Consolidated Statements of Changes in Net Assets for each of the years ended December 31, 2018 and 2017 and the period ended December 31, 2016. As the DUSTR amendments became effective in November 2018, in future filings for any periods presented that ended prior to the effectiveness of such amendments, please provide disclosure that is consistent with the disclosure requirements in effect prior to DUSTR.

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Consolidated Financial Statements included in the 10-Q, and will continue to present such revised disclosure in filings of future financial statements.

Consolidated Schedule of Investments, Page F-8

4.    With respect to GECC’s investment in Best Western Luling (fka Luling Lodging, LLC), as listed in the Consolidated Schedule of Investments as of December 31, 2018, we note the nonaccrual status of such investment, and that the maturity date has passed. Please provide an update on the status of this investment.

RESPONSE: In response to the Staff’s comment, GECC notes that the amount due for the first lien, senior secured loan to Best Western Luling has not been repaid in full, and the investment therefore remains on the Consolidated Schedule of Investments. GECC continues to pursue a judgment against the personal guarantor of the loan for the amount outstanding.

Consolidated Schedule of Investments, Page F-10

5.    Footnote 10 to the Consolidated Schedule of Investments as of December 31, 2018 states that of GECC’s total assets, 25.9% were “non-qualifying assets” as of such period end. Please explain how the percentage was calculated.

RESPONSE: In response to the Staff’s comment, GECC notes that in determining the percentage of “non-qualifying assets” as of December 31, 2018, it included the total fair value of each of the six portfolio company investments listed in the following chart, which GECC

U.S. Securities and Exchange Commission

Division of Investment Management

June 6, 2019

concluded did not represent “qualifying assets” under Section 55(a) of the Investment Company Act of 1940, as amended. However, in calculating the percentage of non-qualifying assets to total assets, GECC divided the total fair value of its investments representing non-qualifying assets by total portfolio assets as of December 31, 2018, instead of total assets as reflected on its Consolidated Statements of Assets and Liabilities as of December 31, 2018. As illustrated in the following chart, this resulted in the 25.9% calculation. GECC confirms that it will use total assets as the denominator in calculating the percentage of “non-qualifying assets” in filings of future financial statements.

The following chart illustrates the non-qualifying assets calculation:

Portfolio Company	Security	Fair Value (in thousands)
Avanti Communications Group PLC	2nd Lien, Senior Secured Bond	$29,400
Avanti Communications Group PLC	Common Equity	$6,231
Finastra Group Holdings, Ltd. (fka Almonde, Inc.)	2nd Lien, Senior Secured Loan	$11,932
OPS Acquisitions Limited and Ocean Protection Services Limited	1st Lien, Senior Secured Loan	$34
OPS Acquisitions Limited and Ocean Protection Services Limited	Common Equity	—
PEAKS Trust 2009-1	1st Lien, Senior Secured Note	$70
Total Fair Value of Non-qualifying Assets		$47,667
Total Portfolio Assets as of December 31, 2018		$184,186
Percentage of Non-qualifying Assets		25.9%

Note 2 – Significant Accounting Policies, Pages F-16 – F-21

Note 4 – Fair Value Measurement, Pages F-24 – F-27

6.    We reference items 25 and 26 in the CORRESP submitted by GECC on July 20, 2018 in response to oral comments of the Staff relating to Post-Effective Amendment No. 1 to GECC’s Registration Statement on Form N-2 filed on May 18, 2018. Please explain how GECC updated its disclosure in light of its respective response to each of items 25 and 26 in such CORRESP.

RESPONSE: In response to the Staff’s comment, GECC respectfully advises the Staff that, in response to item 25 in the above referenced CORRESP, page F-17 of the Registration Statement notes that at the time of the most recent filing GECC had no investments with exit fees. GECC currently has one investment with an exit fee, which it will reflect in filings of future financial statements. With respect to item 26 in the above referenced CORRESP, GECC notes that it will revise such disclosure in filings of future financial statements.

Note 4 – Fair Value Measurement, Page F-26

7.    In future filings, please provide additional detail regarding the reasons for, or explanations behind, any transfers of securities to or from the Level 3 fair value hierarchy.

U.S. Securities and Exchange Commission

Division of Investment Management

June 6, 2019

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Consolidated Financial Statements included in the 10-Q, and will continue to present such revised disclosure in filings of future financial statements.

Note 4 – Fair Value Measurement, Page F-27

8.    Please confirm the disclosure in the tables presenting the ranges of significant unobservable inputs used to value GECC’s Level 3 assets and liabilities as of December 31, 2018 and 2017 is consistent with ASC 820-10-55-103.

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Consolidated Financial Statements included in the 10-Q, and will continue to present such revised disclosure in filings of future financial statements.

Note 10 – Affiliated and Controlled Investments, Page F-36

9.    We note that in the disclosure regarding the determination of whether any unconsolidated controlled portfolio companies are considered to be “significant subsidiaries,” GECC references the “significance conditions of Rule 4-08(g).” In future filings, please revise this disclosure to reference the significance conditions of Rule 1-02(w).

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Consolidated Financial Statements included in the 10-Q, and will continue to present such revised disclosure in filings of future financial statements.

Miscellaneous

10.    We reference item 12 in the CORRESP submitted by GECC on September 2, 2016 in response to oral comments of the Staff relating to GECC’s Registration Statement on Form N-14 filed on August 1, 2016. Please confirm that, consistent with GECC’s response to item 12, GECC complies with the guidance provided in AICPA Audit Risk Alert 2011-2012 regarding accrual of capital gains incentive fees reflecting unrealized capital appreciation in the preparation of its financial statements.

RESPONSE: In response to the Staff’s comment, GECC confirms that it complies, and will continue to comply, with the guidance provided in AICPA Audit Risk Alert 2011-2012 regarding accrual of capital gains incentive fees reflecting unrealized capital appreciation in the preparation of its financial statements.

* * * * *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on April 24, 2019.

U.S. Securities and Exchange Commission

Division of Investment Management

June 6, 2019

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:    Rory T. Hood

         Jones Day